SEC FILE NUMBER
                                                           001-12396

                                                          CUSIP NUMBER
                                                           07384R 40 8



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One):   [x] Form 10-K    [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q
               [_] Form 10-D    [_] Form N-SAR   [_] N-CSR

For Period Ended:   December 31, 2005

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant:   THE BEARD COMPANY

Address of Principal Executive Office:

                       Enterprise Plaza, Suite 320
                         5600 North May Avenue
                        Oklahoma City, OK 73112


                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[x]  |         portion  thereof,  will  be  filed  on or  before  the  fifteenth
     |         calendar day  following the  prescribed  due date; or the subject
     |         quarterly  report  or  transition  report on Form 10-Q or subject
     |         distribution  report on Form 10-D,  or portion  thereof,  will be
     |         filed  on  or  before  the  fifth   calendar  day  following  the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Beard Company (the "Company") utilizes decentralized accounting for the operations of several of the subsidiaries in the consolidated group. As a result of delays in closing the books of accounts of several of the Company's subsidiaries and due to the matters discussed below more time is needed to prepare complete and accurate consolidated financial statements.

     The Company is awaiting the results of an audit of an entity in which the Company had an investment. Disclosures in the Company's Form 10k could be affected by the results of that audit which is not yet complete.

     In addition, the Company is involved in a negotiation process concerning its coal fines recovery project in West Virginia which could see significant developments within the first two weeks of April, 2006. The Company feels disclosures based upon the latest information available regarding this process would be beneficial to the reader of the consolidated financial statements.

     The issues involved could not be resolved in time to meet the required filing deadline.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Herb Mee, Jr.                                  405           842-2333
     -----------------------------------------  ------------   -----------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
                                                                 [x] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [x] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates there will be a significant change in results of operations from the year ended December 31, 2004 to the year ended December 31, 2005. The Company presently anticipates that its results of operations for the year ended December 31, 2005 will reflect a loss of $2,160,000 compared to earnings of $937,000 for the year ended December 31, 2004. The primary reason for the $3,097,000 deterioration in results is the receipt, in 2004, of $2,943,000 in litigation settlement proceeds with no comparable receipt in the year 2005.


                               THE BEARD COMPANY
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 2006            By  HERB MEE, JR.
    -------------------            ---------------------------------------------
                                     Herb Mee, Jr., President